SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




DURANGO ENTERS INTO TIZAYUCA LEASE AND INCREASES PRODUCTION CAPACITY

Durango, Durango, Mexico Corporacion Durango, S.A. de C.V. (BMV: CODUSA) ("Durango" or the "Company"),the largest integrated paper and packaging company in Mexico, today announced that the Company and certain of its subsidiaries have entered into a long-term industrial lease with a Mexican affiliate of G.E. Capital.
The leased industrial unit is comprised of a state-of-the-art paper mill and box plant, located 35 miles from Mexico City, having an annual paper production installed capacity of 200,000 short tons and an annual converting production installed capacity of 100,000 short tons.
The Company intends to fully integrate the leased assets into its production system. The paper mill and box plant will be operated by "Papel y Empaques Tizayuca, S. A. de C.V.", a newly formed subsidiary wholly owned by Corporacion Durango.
Miguel Rincon, Chairman and CEO of Durango, stated... "This transaction represents a unique opportunity to further strengthen our position in a key market during the industry's current up-cycle. By incorporating these high-quality assets under favorable lease terms, we reinforce our commitment to improvements in operations leading to growth in earnings as we continue reducing debt."


Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the Company to be materially different from any future results expressed or implied in such forward-looking statements.


CONTACTS



      Corporacion Durango, S.A. de C.V.

       Mayela R. Velasco
       +52 (618) 829 1008
       mrinconv@corpdgo.com.mx

       Miguel Antonio R.
       +52 (618) 829 1070
	rinconma@corpdgo.com.mx


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  March 31, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer